SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116

Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

21795 64th Avenue, Langley, British Columbia, V2Y-2N7, Canada

(Address of registrant’s principal executive offices)

For the month of:   MARCH, 2003

SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Quarterly Report – January 31, 2003 : End Quarter-2 of Fiscal Year-2003” dated March 17, 2003. Includes un-audited quarterly interim financial statements for the quarter and first six months of the Company’s fiscal year ending July 31, 2003. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, description of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction and a press release confirming the filing is included as a part of this filing.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the “System for Electronic Archiving and Retrieval”, in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION

Date: 1 April 2003

“Gary R. Schell”

By:

_____________________________

Gary R. Schell, Director & Chairman